UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33443

DYNEGY INC.

(Exact name of registrant as specified in its charter)

6555 Sierra Drive

Irving, Texas 75039

(214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Warrants to purchase Common Stock (Expiring February 2, 2024)

7.00% Tangible Equity Units

6.75% Senior Notes due 2019 and the related subsidiary guarantees

7.375% Senior Notes due 2022 and the related subsidiary guarantees

7.625% Senior Notes due 2024 and the related subsidiary guarantees

5.875% Senior Notes due 2023 and the related subsidiary guarantees

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: None

Warrants to purchase Common Stock (Expiring February 2, 2024): None

7.00% Tangible Equity Units: None

6.75% Senior Notes due 2019 and the related subsidiary guarantees: 58

7.375% Senior Notes due 2022 and the related subsidiary guarantees: 69

7.625% Senior Notes due 2024 and the related subsidiary guarantees: 63

5.875% Senior Notes due 2023 and the related subsidiary guarantees: 55

Explanatory Note: On April 9, 2018, Dynegy Inc. (“Dynegy”) merged with and into Vistra Energy Corp. (“Vistra Energy”), with Vistra Energy continuing as the surviving corporation pursuant to that certain Agreement and Plan of Merger, dated October 29, 2017, by and between Vistra Energy and Dynegy. The combined company is operating under the name “Vistra Energy Corp.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Vistra Energy, as successor by merger to Dynegy, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VISTRA ENERGY CORP. (as successor by merger to Dynegy Inc.)

Date:	April 27, 2018	By:	/s/ Christy Dobry
		Name:	Christy Dobry
		Title:	Vice President and Controller